

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2010

Virginia Sourlis
Chief Executive Officer
Savvy Business Support, Inc.
214 Broad Street
Red Bank, New Jersey 07701

> **Re: Savvy Business Support, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed July 16, 2010**
> **File No. 333-167130**

Dear Ms. Sourlis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your company's business will be to provide business support services to private and public companies, and that consideration for such services may be in the form of equity in those companies. We also note that you intend to devote minimal time to this company's operations, and that your company's consulting services could include using your public company status to facilitate a reverse merger with a privately-held operating company. Therefore, please revise the offering to comply with Rule 419 for blank check offering.

Liquidity and Capital Resources, page 36

2. We note your response to comment five from our letter dated July 15, 2010 and your disclosure that as of the date of this registration statement, you do not owe any money to Ms. Sourlis. Please revise your disclosure to clarify whether the verbal agreement with

Ms. Sourlis for the funding of your overhead expenses requires you to repay her any of the funds she provides after the date hereof.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

Cc: Joseph M. Patricola, Esq.
     Via facsimile